COMMONWEALTH CAPITAL CORP.
Brandywine One, Suite 200
2 Christy Drive
Chadds Ford, PA 19317
(610) 594-9600

VIA EDGAR AND FEDERAL EXPRESS

May 17, 2007

Mr. Rufus Decker
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
450 Fifth Street, N.W.
Washington, D.C. 20549-7010

Re:	Commonwealth Income & Growth Fund V (the “Issuer”)
Form 10-K for the Fiscal Year ended December 31, 2006
File No. 333-108057

Dear Mr. Decker:

The Issuer has received your comment letter regarding its Form 10-K for the fiscal year ended December 31, 2006. The Issuer’s responses to each comment are set forth below, and each of your comments has been repeated in whole or in part for ease of reference:

General

1.
Where a comment below requests additional disclosures or other revisions to be made, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where applicable.

The Issuer’s proposed revisions to the disclosures are set forth in the responses below, as applicable. Further, the requested revisions will be made in the Issuer’s future filings, including interim filings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19

Liquidity and Capital Resources, page 20

2.
Please disclose the amount that you expect to invest in equipment and other capital expenditures in 2007 and how you anticipate funding these expenditures. Please refer to Item 303(a)(2) of Regulation S-K.

In future filings, the amount and anticipated funding source for equipment acquisitions in the then-current year will be disclosed. The following disclosure has been included in the Management’s Discussion and Analysis section of the Issuer’s Form 10-Q for the three-month period ended March 31, 2007, which was filed with the Commission on May 15, 2007, and similar disclosure will be included in future Forms 10-Q and 10-K of the Issuer:

“The Partnership intends to invest $11,698,000 in additional equipment for the remainder of 2007.  The acquisition of this equipment will be funded by debt financing, and the debt service will be funded from cash flows from lease rental payments.”

Controls and Procedures, page 22

3.	You stated that your principal executive and financial officers evaluated the effectiveness of internal control relating to your reporting and disclosure obligations as of December 31, 2005…

The reference to the year 2005 was a typographical error. Future interim and annual reports will refer to the proper time period for the particular report.

Further, the definition of disclosure controls as used in future filings, including the Issuer’s Form 10-Q for the three-month period ended March 31, 2007, which was filed with the Commission on May 15, 2007, has been updated to reflect current regulations. The relevant portion of the Issuer’s Form 10-Q is set forth below:

“The Partnership’s disclosure controls and procedures include the Partnership's controls and other procedures designed to ensure that information required to be disclosed in this and other reports filed under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms. The Partnership’s disclosure controls and procedures also include the Partnership's controls and other procedures designed to ensure that information required to be disclosed in this and other reports filed under the Exchange Act is accumulated and communicated to the Partnership's management, including its Chief Executive Officer and Principal Financial Officer, to allow timely decisions regarding required disclosure and to ensure that such information is recorded, processed, summarized and reported within the required time periods.

“Based upon this review, the Partnership’s Chief Executive Officer and Principal Financial Officer have concluded that the Partnership's disclosure controls (as defined in Rule 13a-15e promulgated under the Exchange Act) are effective to ensure that the information required to be disclosed by the Partnership in the reports it files under the Exchange Act (i) is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms and (ii) is accumulated and communicated to the Partnership's management, including its Chief Executive Officer and Principal Financial Officer, to allow timely decisions regarding required disclosure and to ensure that such information is recorded, processed, summarized and reported within the required time periods.”

Similar disclosures regarding disclosure controls will be included in the Issuer’s future filings, including interim filings.

Financial Statements

Statement of Cash Flows, page F-6

4.
You disclose that the accounts payable line item primarily relates to equipment purchases. Please tell us why transactions that result in a debit to equipment and a credit to accounts payable as of the balance sheet date appear to be shown in the statement of cash flows as an increase in operating cash flows with an offsetting decrease in investing cash flows. It would appear that these amounts should be presented as information about non-cash investing activities in that period with no actual statement of cash flow impact. In the subsequent period, when you actually make the cash payment for the equipment, it would appear to be an investing cash outflow. Please refer to paragraphs 17.c. and 32 of SFAS 95.

The reference to “primarily for equipment purchases” should have been removed from the descriptive line in the Issuer’s statement of cash flows for the year ended 12/31/06, and has been removed from the Accounts Payable line item of the Issuer’s balance sheet for the most recent Form 10-Q and for future filings. Of the $177,550 total listed as Accounts Payable in the 12/31/06 Balance Sheet, $150,000 was a cash deposit received by the Issuer in connection with the purchase of certain equipment, which cash is currently held in a certificate of deposit.

Because the Issuer is holding the cash deposit, the inflow of cash is properly reflected in the statement of cash flows as an increase in operating cash flows.

Summary of Significant Accounting Policies, page F-9

5.	Given the significance of your lease income please disclose the following:

•	How you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions which may be present in your leases.
•
Whether you recognize lease income on a straight-line basis or whether it varies from a straight-line basis. If lease income is recognized on a basis other than a straight-line basis please disclose how this other method is more representative of the time pattern in which you derive value from your leased assets.

•	If minimum lease revenues are adjusted based on an index, such as the consumer price index, are computed based on the index that existed at the inception of the lease.

Please refer to paragraph 5(n) of SFAS 13, as amended by SFAS 29, paragraph 19.b of SFAS 13 and FTB 85-3 and 88-1 for guidance.

None of the Issuer’s leases contain any step rent provisions or escalation clauses, nor are any concessions, such as capital improvement funding, included in the Issuer’s leases. The Issuer’s leases are short-term, triple-net leases of information technology equipment, such as laptop computers, printers and other devices, with fixed rental streams throughout the life of each lease. Therefore, as the Issuer does not need to account for step rent provisions, escalation clauses or other lease concessions, no discussion regarding such issues has been included in the Issuer’s periodic reports.

All lease income is recognized on a straight-line basis. Further, lease revenues are fixed for the term of each lease, and therefore are not adjusted based upon any index.

The relevant portion of Note 3 to the financial statements included in the Issuer’s Form 10-Q for the three-month period ended March 31, 2007 contains the following discussion regarding the above:

“Through March 31, 2007, the Partnership’s leasing operations consisted of operating leases. Operating lease revenue is recognized on a monthly basis in accordance with the terms of the lease agreement. Rent is recorded on a straight line basis. The company’s leases do not contain any step-rent provisions or escalation clauses nor are lease revenues adjusted based on any index.”

Similar disclosure will be included in the Issuer’s future filings, including interim filings.

If you have any questions regarding this response, please call me at 610-594-9600. Thank you.

Sincerely,

Commonwealth Capital Corp.

By:	/s/ Richard G. Devlin
Richard G. Devlin
Vice President and General Counsel

cc:	Kimberly A. Springsteen
Lynn Franceschina